Enveric Biosciences, Inc.

4851 Tamiami Trail N, Suite 200

Naples, FL 34103

August 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Jane Park

Re:	Enveric Biosciences, Inc.

Registration Statement on Form S-3

Filed on August 5, 2022

File No. 333-266579 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Enveric Biosciences, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 5:00 p.m., Eastern Time, on August 11, 2022, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

ENVERIC BIOSCIENCES, INC.

By:	/s/ Joseph Tucker
Joseph Tucker
Chief Executive Officer

cc:   Jayun Koo, Esq., Haynes and Boone, LLP